Celsion Corporation

10220-L Old Columbia Road

Columbia, MD 21046

August 1, 2005

By Way of EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 0306

Washington, D.C. 20549

Attention:	Gary R. Todd

Jeanne Bennett

RE:	Form 10-K for the fiscal year ended December 31, 2004 amended

Ladies and Gentlemen:

On behalf of Celsion Corporation (“Celsion” or the “Company”), attached for filing with the Securities and Exchange Commission (the “Commission”), please find Amendment No. 2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “Amendment”), which is being filed to reflect our response to comments contained in a letter dated May 20, 2005 (the “Comment Letter”) from the staff (the “Staff”) of the Commission in respect of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, as amended by Amendment No. 1 thereto. Responses to the Comment Letter were detailed in a letter dated June 20, 2005, filed as correspondence with the Commission on June 20, 2005.

Very truly yours,

/s/ Anthony P. Deasey

Anthony P. Deasey

Chief Financial Officer